ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

January 10, 2017	Rita Rubin T +1 312 845 1241 F +1 312 845 5609 rita.rubin@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Calamos Investment Trust (the “Registrant”) (File Nos. 033-19228 and 811-05443)

Ladies and Gentlemen:

On January 9, 2017, in connection with our request for selective review of the registration statement filed by the Registrant on December 19, 2016, you requested that we provide via EDGAR correspondence a list of the most recently reviewed 485(a) filing for each series of the Registrant. In response to your request, we have provided the following list:

Series of the Registrant	Series Number	Date of Last Reviewed Filing
Calamos Growth Fund	S000004063	12/30/2009
Calamos Opportunistic Value Fund	S000004058	12/30/2009
Calamos International Growth Fund	S000004065	12/30/2009
Calamos Evolving World Growth Fund	S000022429	12/30/2009
Calamos Global Equity Fund	S000015914	12/30/2009
Calamos Growth and Income Fund	S000004061	12/30/2009
Calamos Global Growth and Income Fund	S000004064	12/30/2009
Calamos Convertible Fund	S000004060	12/30/2009
Calamos Total Return Bond Fund	S000017871	12/30/2009
Calamos High Income Fund	S000004057	12/30/2009
Calamos Market Neutral Income Fund	S000004062	12/30/2009
Calamos Dividend Growth Fund	S000041744	05/20/2013
Calamos Emerging Market Equity Fund	S000043709	10/16/2013

Calamos Global Convertible Fund	S000047913	10/17/2014
Calamos Hedged Equity Income Fund	S000047914	10/17/2014
Calamos Phineus Long/Short Fund	S000052577	04/01/2016

Please direct any questions you may have with respect to this filing to me at (312) 845-1241.

Very truly yours,

/s/Rita Rubin

Rita Rubin, Esq.

cc:	John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Paulita A. Pike, Esq.